

March 5, 2015

Philippe Deschamps
Chief Executive Officer
Helius Medical Technologies, Inc.
41 University Drive, Suite 400
Newtown, PA 18940

> **Re:** **Helius Medical Technologies, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed February 6, 2015**
> **File No. 000-55364**

Dear Mr. Deschamps:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1.   Please note that this filing will become effective automatically 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please tell us whether you intend to file a request for withdrawal before the automatic effectiveness date of this registration statement if comments remain outstanding.

Government Regulation, page 17

2.   We note your disclosure on page 19 that your overall goal for submission of the *de novo* application and FDA clearance is 18 months from December 2014. Please revise to your disclosure to clarify whether you have submitted your application or what steps you need to take in order to submit that application.

Employees, page 23

3.   Please reconcile your disclosure here that you have three full-time employees with your disclosure in the first full risk factor on page 33 which indicates that you only have two employees serving on a full-time basis.

Our independent registered public accounting . . ., page 25

4.   Please clarify the reference to "the expected proceeds from this offering."

Any future sales of our equity securities, page 41

5.   Please indicate how many shares of common stock are issuable under your outstanding warrants.

Item 11. Description of Registrant's Securities to be Registered, page 61

6.   We note from your disclosure in footnote 5 on page 89 that you also have 28,863,048 shares of common stock held in escrow and that all of the common stock in escrow will be released at a rate of 15% every six months. Please also disclose the shares held in escrow in this section and how and when the escrowed shares were issued and the arrangements governing the release of those shares from escrow. Please also make sure that your disclosure under Item 10 addresses the issuances of those securities.

7.   In light of the consulting agreements referenced on page 58, please clarify how you determined that Messrs. Danilov and Tyler are "independent."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all other comments to Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc: Trevor J. Chaplick, Esq.
         Proskauer Rose LLP